

Emmanuel Lopez

Fighter Relations at Elite Amateur Fight League

Waukegan, Illinois · 2 connections · **Contact info**

 Elite Amateur Fight League

 College of Lake County

Experience



Fighter Relations
Elite Amateur Fight League
Jan 2017 – Present · 3 yrs 1 mo
Greater Chicago Area



Sales Associate
RadioShack
2013 – 2014 · 1 yr

Customer Service, Cashier, Key Holder, Bank Deposits



13B Cannon Crewmember
US Army
May 2008 – Nov 2012 · 4 yrs 7 mos

Mentoring and disciplining Soldiers, Performed reconnaissance operations in Afghanistan,
Trained and instructed subordinates and supported units on physical and tactical training, Led
a team of 8 members in combat operations, including providing tactical guidance, Patrolled
areas and allowed restricted area access for authorized personnel, Effective decisio ...**see more**

Education



College of Lake County
Bachelor's Degree, Criminology, 4.0
2013 – 2017

Interests

Elite Amateur Fight League
17 followers